Exhibit 6.7

EXCLUSIVE DISTRIBUTOR AGREEMENT

This Distributor Agreement (“Agreement”) is made and entered into this 17th day of May, 2017 by and between SMART RX SYSTEMS, INC., a Florida corporation, with its principal place of business at Red Bug Lake Road, Suite 256, Winter Springs, Florida 32708, U.S.A. ("Company") and A3 DEVELOPMENT GROUP, LLC, a Texas limited liability company, with its principal place of business at 17521 Highway 69 South, Suite 120, Tyler, Texas 75703 ("Distributor").

1.	DEFINITIONS:

Background IP or "Background Technology" means existing Intellectual Property not generated in the course of the Company's Business and owned by Smart RX Systems, Inc.

Business means the Business to be conducted by the parties as described in Section 2 of this Agreement.

Code means the Internal Revenue Code of 1986, as amended. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

Company Marks shall mean those trademarks, service marks, logos and trade names specified in Exhibit A used by Company in its commercial activities related to the Products.

Confidential Information means all proprietary information of Company or a third party disclosed on or after the date hereof by Company to Distributor in any form (written, oral, photographic, electronic, magnetic, or otherwise) which is designated as confidential or proprietary, including, without limitation: technical data; methods; computer programs and related materials; product specifications; documentation; processes; inventions; products under development; sales; marketing; business and financial information; pro formas and projections; customer lists; internal memoranda; and correspondence.

Customers shall have the meaning as set forth in Section 2.5.

Intellectual Property means any Invention, Patent, trade secret, technical know-how, trademark, or work for which copyright protection is available under Title 17 of the United States Code.

Invention means an invention patentable under Title 35 of the United States Code, or any patent on such an invention.

Kiosk Location means each Pharmacy where the Pharmacy Kiosk is installed and operational.

Medications means the inventory contained within each Kiosk Location.

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Operations Expense means all operating costs incurred in the operations of the Pharmacy (Wages, Taxes, and benefits of Pharmacist and or Pharmacy Tech, Liability Insurance of $100/month, miscellaneous expenses not exceeding $250/month, Fax, Phone, Internet, cost of supplies (Paper, cartridges, vials, vial caps, envelopes, prescription labels). The supplies costs are a flat fee of $0.75 per prescription filled). Operating costs exclude the cost of space and utilities.

Patents mean all patents and applications relating to the Kiosk or resulting from any Inventions relating to the Smart Pharm Assist Kiosk™.

Person means a natural person, corporation, limited liability company (LLC), Series LLC, partnership, succession, trust, estate, association or other form of legal entity.

Physician(s) means any physician, physician group practice, or other health care provider identified by Distributor in writing to the Company as a potential user of the Smart Pharm Assist Kiosk™ in the Territory.

Products shall mean the Company's Smart Pharm Assist Kiosk™ and associated documentation, inventions, software, application and processes.

Regulations means any regulations adopted under the Code.

Territory shall mean Exclusivity for the state of Texas, USA, and Exclusive Distribution opportunities in all other states (with either the Company or Distributor), except the state of Florida.

2.	APPOINTMENT AND ACCEPTANCE:

2.1           Exclusive Appointment. Company hereby appoints Distributor as Company's exclusive Distributor for the State of Texas, and Distributor accepts the appointment and agrees to represent the Products within the Territory. Company agrees that no other Distributor will be appointed in any other state as a Distributor unless it is either the Company or Distributor, save and except for the state of Florida.

2.2           Marketing. Distributor agrees to use commercially reasonable efforts to market Company's Products in the Territory. Distributor agrees to include Company's trademarks, and the phrase "Authorized Company Distributor," on all literature, marketing collateral, stationery and business correspondence in which the Products or related services are mentioned.

2.3           Direct Marketing. Company reserves the right to directly market and license Company products to customers within the state of Florida.

2.4           Promotion. Each party to this contract shall act in good faith towards the other in order to promote the business and meet the milestone targets and other goals of the Business Plan.

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2.5           Distributor Responsibilities. The primary responsibilities of the Distributor shall be as follows:

(i)          Marketing the Smart Pharm Assist Kiosk™ to Physicians, Physician group practices, Urgent Care Center, Freestanding Emergency Rooms, other retail convenience stores, other medical facilities, retailers (such as grocery stores (Brookshires), variety stores, (i.e., Family Dollar), medical office building owners, and other similar business in the Territory (collectively, "Customers"); and Smart Rx Reserves the right to market directly to Retailers nationally.

(ii)         Entering into pharmacy management services agreements ("PMAs") with Customers in the Territory (similar in form as set forth on Exhibit B);

(iii)        Arranging to have Smart Pharm Assist Kiosk™ supplied to Customers in the Territory under various contractual arrangements with Customers, including lease agreements, joint ventures, license agreements, jointly owned entities or other such ventures, between Customers in the Territory (and may also include contractual relationships with the manufacturer of Smart Pharm Assist Kiosk™ and the Distributor);

(iv)        Except as otherwise provided by the applicable law, the debts, obligations and liabilities of both the Distributor and the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the party incurring such and neither Distributor, nor Company shall be obligated for any such debt, obligation or liability of the other party;

(v)         devotion of such time, energy, and skill on a regular and consistent basis as is necessary to distribute, promote the sale of, and sell the Products through all channels of distribution in the Territory in conformity with the Company's established marketing policies and programs;

(vi)        accurate representation and statement of Company policies to all potential and present customers;

(vii)       disclosure of any problems concerning Customers to the Company;

(viii)      Distributor has the sole right to bring in additional dealers under this Agreement. All new dealers will be compensated by A3 Development Group, LLC.

3.	SERVICES PROVIDED BY COMPANY:

3.1           Purchasing of medications, vials, labels and other items for Customers in the Territory needed to supply prescription and over the counter (OTC) medications to be dispensed via the Smart Pharm Assist Kiosk™.

3.2           Management and training services to be rendered to all employees of the Pharmacy.

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3.3           Coordinate installation, training, support, and maintenance of the Smart Pharm Assist Kiosk™.

3.4           Locating and hiring services of one or more pharmacists to support medication dispensing via the Smart Pharm Assist Kiosk™ at locations of the Customers in the Territory who contract with Smart RX Systems, Inc.

3.5           All related operating support.

3.6           All inventory and purchasing management, and all accounting and financial activities including the preparation of Profit & Loss Statements for each Kiosk Location on a monthly basis.

3.7           Profits from the operation of the Business shall be calculated according to the methodology set forth in Section 4.1 or as otherwise mutually agreed upon in writing by the parties.

3.8           INTENTIONALLY LEFT BLANK.

3.9           Sales and Marketing Plans. From time-to-time, but in no event less frequently than annually, Company and Distributor will negotiate in good faith mutually acceptable sales and marketing plans ("Plans") for Distributor for each twelve-month period corresponding to the Distributor's fiscal quarter, which Plans may include revenue targets and other specific performance obligations of Distributor. The initial Plan will be established by the parties written ninety (90) days following the effective date of this Agreement and incorporated by reference into this Agreement as a new Exhibit C to this Agreement. This Plan shall be reviewed by the parties each year.

3.10         The Company agrees that it shall:

(i)          comply with the laws and regulations that govern its business;

(ii)         carry reasonable amounts of insurance, whether through self-insurance or otherwise, to cover its responsibilities with respect to indemnification under Section 9 below. The Distributor shall have the right to examine the Company's insurance policies on request;

(iii)        provide reasonable assistance in answering any questions the Distributor may have about the Products;

(iv)        provide the Distributor with merchandising assistance from time to time in the form of advertising programs, promotions, manuals, product and sales training, and sales promotions;

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(v)        cooperate with the Distributor and its dealers in providing advertising and promotion of the Products through the Territory;

3.11         Product Recalls. If the Company (or any Pharmaceutical Manufacturer) recalls any Products dispensed by the Kiosk, Smart RX Systems, Inc. will immediately contact the Pharmacist at the location to remove the recalled products and contact the customers.

4.	PAYMENT:

4.1           Payment. Payment to the Distributor for the sale of the Products to Customers shall be as follows:

(i)          Company will pay Distributor (or its Assignee) Ten Percent (10%) of the Master Distributor Override generated by each Customer Kiosk Location. (Master Distributor Override ("MDO") shall mean Total Revenue per Customer Kiosk Location collected by SRXS from third party payors and patient cash payments). This 10% of the total revenue generated is payable only if the EBITDA is a positive EBITDA and exceeds the 10% of the revenue. In cases of a positive EBITDA but shortage of funds compared to the 10% of the revenue, Distributor will take less than 10%. If the EBITDA is negative, no payments will be made to Distributor. Additionally, it will be the sole responsibility of Distributor to make a full disclosure of the 10% MDO to all its clients.

(ii)         The MDO will be payable within ninety (90) days from the date of the transaction (First Month payable by the end of ninety (90) days from the end of the month).

(iii)        For each Customer Kiosk contracted and implemented by Distributor, Company shall also pay a management fee of 40% of Net Income (Net Income for this purpose is defined as EBITDA less percentage paid to the client. The balance is then split 40%/60% to A3 Development Group, LLC and Smart RX Systems, Inc. respectively). Net Income is defined as total Customer revenue collections less all incurred expenses, and is the distributable cash generated by each Customer location. These payments will also follow the payment policy outlined in 4.1 above.

(iv)        The Payment(s) to Distributor or its Assignee, as set forth herein, shall be further set forth in each Class A Series Agreement, along with the respective ownership interest for both the Company and the Distributor (or its Assignee) for each respective Kiosk Location which shall have its own separate Series, as defined by the Texas Business Organizations Code for Series Limited Liability Companies, and as set forth in the Company's Operating Agreement.

(v)         The Payments set forth in Section 4.1(i) and 4.1(iii) above will reflect the following:

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The Parties further agree that to the extent a Pharmacy Kiosk is located in a medical facility that is subject to the Stark Law (or similar State Stark Law), that such medical facility may not be able to fulfill any Federal Healthcare Program ("FHP") (Medicare, Medicaid, Tricare) prescription, but rather the Pharmacy Kiosk will bill such FHP prescriptions through a separate billing system. The Parties cannot share such FHP revenues with the Healthcare Facility Investors who are subject to the applicable Stark Laws, but Company and A3 Development Group, LLC shall share in the EBITDA on a 60/40 basis respectfully.

4.2           Method of Payment. Payments shall be made according to such methods as may be designated or agreed to by the Parties from time to time.

4.3           Expenses. Each party shall be responsible for their respective expenses incurred under this Agreement and shall be responsible for all taxes based on its own net income.

4.4           U.S. Currency. All payments under this Agreement shall be made in lawful United States currency. Due to the fact that no retail model has been developed to date, the retail agreement will be a separate agreement.

4.5           Auditable Records. Each Party shall keep true, accurate and consistent records containing regular entries relating to the disposition of the Products, distributed reproduced or maintained in inventory by each respective Party. These records shall be available for examination during normal business hours by accountants representing the other Party, who shall be entitled to perform an audit and to make copies and extracts, and receive any explanations that may reasonably be requested. Each Party is responsible for payment of the accountant's fee, except that the other Party shall be responsible for such fees in the event the examination disclose a discrepancy in a Party's favor of more than five percent (5%) of the payments due under this Agreement.

4.6           Quarterly Reports, Distributor agrees to provide Company, within thirty (30) days after the end of each calendar quarter, with a report depicting sales and sales leads, including volume projections. Distributor shall commence providing Company such reports within thirty (30) days following the end of the calendar quarter in which this Agreement is executed.

5.	INTELLECTUAL PROPERTY RIGHTS:

5.1           License. For the term of this Agreement, Company grants Distributor a limited, revocable, non-transferable, non-exclusive license under Company's copyrights to use the Company Products at Distributor's facilities in the Territory solely for marketing and support purposes directly related to the performance of its duties under this Agreement. Except as may be reasonably necessary for marketing and technical support purposes, Distributor shall not duplicate or otherwise copy any Products without express written permission from Company. All Products shall be reshipped by Distributor exactly as delivered by Company, and may not be modified in any manner by Distributor.

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5.2           Ownership of Technology. Except for the limited license granted in subsection 5.1 above, Distributor acknowledges and agrees that Company or its licensors own and will continue to own all right, title, and interest in and to the Products, including all copyright rights (including rights in audiovisual works), moral rights, patent rights (including patent applications and disclosures), rights of priority and trade secret rights recognized in any country or jurisdiction of the world, regardless of whether the Products are separate or combined with any other products, programs, or data. Company may, at its option, provide Distributor with copies of the Products for demonstration purposes, ill such cases, the demonstration products shall remain the property of Company and may not be duplicated, resold, lent, leased, given away or otherwise distributed. Distributor agrees to return aforesaid software at its expense upon written request from Company or at the termination of this agreement.

5.3           Notices. Distributor agrees not to alter, erase, deface or overprint any trademark, copyright and other notices of proprietary rights included by Company on or in Products.

5.4           Ownership of Marks. The Company Marks are the exclusive property of Company. Distributor has paid no consideration for the use of Company's trademarks, logos, copyrights, trade names or designations, and nothing contained in this Agreement shall give Distributor any interest in any of them. Distributor may use the Company Marks in marketing the Products but such use does not confer any right, title or interest in the Company Marks or in any of the Products. Distributor acknowledges that Company owns and retains all copyrights and other proprietary rights in all the Products, and agrees that it will not at any time during or after the term of this Agreement assert or claim any interest in or do anything that may adversely affect the validity or enforceability of any trademark, trade name, copyright or logo belonging to or licensed to Company (including without limitation any act, or assistance to any act, which may infringe or lead to the infringement of any copyright in the Products). Distributor agrees not to attach any additional trademarks, logos or trade designations to any Product. Distributor further agrees not to affix any Company trademark, logo, or trade name to any non-Company product. Distributor shall not register any Company Marks with any government authority or agency. All rights to use such Company Marks shall cease upon expiration or termination of this Agreement.

5.5           Infringement Enforcement. Distributor agrees to use its best efforts to cooperate in Company's efforts to protect its proprietary rights. Distributor agrees to immediately notify Company of any known or suspected breach of Company's proprietary rights that comes to Distributor's attention.

5.6           Ownership of Intellectual Property, Company shall retain ownership of its respective Background IP that each owned prior to this partnership and nay other IP developed during this marketing relationship.

6.	NON-DISCLOSURE OF CONFIDENTIAL INFORMATION:

6.1           Generally. It may be necessary during the performance of this Agreement for Company to disclose to Distributor Confidential Information. Distributor agrees to use the same degree of care to protect the confidentiality of the Confidential Information and to prevent its unauthorized use or dissemination as it uses to protect its own confidential information of a similar nature. Distributor agrees to use the Confidential Information only for purposes directly related to the performance of this Agreement. All Confidential Information remains the property of Company or the relevant third party, and no license or other rights to Confidential Information is granted or implied hereby. Company acknowledges Distributors value for identifying and contracting Customers and will not circumvent Distributor in any manner relative to its relationships with existing customers or leads.

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6.2           Internal Procedures. Distributor shall secure and protect and shall make and keep only the minimum number of copies of any Confidential Information provided hereunder as may be required for technical or archival reasons, and will ensure that each copy is marked with a clearly legible confidentiality notice. Distributor shall restrict access to the Confidential Information to its bona-fide full-time employees, or consultants who have signed a non-disclosure agreement no less restrictive than terms of this Section, and who have a bona-fide need for such access.

6.3           No Derivative Developments. Distributor may not develop, market, license, sell or otherwise distribute any products derived in part or whole from the Confidential Information or Products or based on techniques revealed by Distributor's inspection of the Confidential Information or Products, except as expressly authorized by this Agreement.

6.4           Equitable Relief. Distributor consents to an injunction without bond or other equitable relief if sought by Company from a court of competent jurisdiction against the breach of the terms of this Section, in addition to any other legal or equitable remedies which may be available to Company.

6.5           Survival. Distributor's obligations under this Section shall survive any termination or expiration of this Agreement.

7.	CONDUCT OF BUSINESS:

7.1           Reputational. Distributor will conduct all its business in its own name and in such manner as it may see fit. However, conduct which Company, in its discretion, deems detrimental to Company's image or reputation, shall be grounds for termination of this Agreement, upon reasonable notice and the failure to cure such behavior by Distributor.

7.2           Public Access. Distributor shall maintain publicly accessible facilities, including offices, a Website and toll-free telephone number within the Territory, and shall use its best efforts and devote such time as may be reasonably necessary to promote the sale of the Products within the Territory.

7.3           No Partnership or Agency. Nothing in this Agreement shall be construed to constitute the Distributor as the partner, employee or agent of Company, nor shall either party have any authority to bind the other in any respect, it being intended that each shall remain an independent contractor responsible only for its own actions. Distributor will pay all expenses of its office and activities and be responsible for the acts and expenses of its employees.

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8.	MARKETING MATERIALS:

Company will provide Distributor with reasonable amounts of Company's standard marketing literature for Distributor's use in marketing the Products. Distributor may reproduce exact copies of such materials for such use.

9.	REPRESENTATIONS AND WARRANTIES, LIMITATION OF LIABILITY, INDEMNIFICATIONS:

9.1           Distributor Representations. Distributor represents and warrants that it is a limited liability company organized and in good standing under the laws of the State of Texas.

9.2           Company Representations. Company represents and warrants that it is a corporation organized and in good standing under the laws of the State of Florida.

9.3           Disclaimer of Warranty. COMPANY MAKES NO WARRANTIES OR REPRESENTATIONS AS TO PERFORMANCE OF COMPANY PRODUCTS OR AS TO SERVICE TO DISTRIBUTOR OR TO ANY OTHER PERSON, EXCEPT AS SET FORTH IN ANY COMPANY OR END USER LICENSE AGREEMENT FOR SUCH COMPANY PRODUCTS.

9.4           No Implied Warranties. TO THE EXTENT PERMITTED BY APPLICABLE LAW, ALL IMPLIED WARRANTIES, INCLUDING BUT NOT LIMITED TO IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, ARE HEREBY EXCLUDED.

9.5           Indemnification by Company. Company represents that it has sufficient right, title and interest in the Products and business processes to make this Agreement. Company agrees to defend at its expense any claim, suit or action against Distributor or any Company Licensee based on a claim that Company does not have sufficient right, title, and interest in the Products as furnished by Company, or that the Products as furnished by Company infringe on any Berne Convention copyright, United States or European patent, license, trade secret or other proprietary rights, and to pay the amount of any settlement, award, or the costs and damages finally awarded after appeal, if any, in any such claim, suit or action, provided (i) that Company is notified promptly in writing of any notice of claim or of threatened or actual suit; (ii) at Company's request and expense Company is given assistance for the defense of same; and (iii) the alleged infringement is not based upon the use of the Products in a manner prohibited under this Agreement, in a manner for which the Products were not designed, or in a manner not in accordance with the Products' specifications.

9.6           INTENTIONALLY LEFT BLANK.

9.7           Representations and Warranties. Each party (a "Representing Party" represents and warrants to the other party that:

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(i)          It (1) has the power and authority and the legal right to enter into this Agreement and perform its obligations hereunder and (2) has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.

(ii)         This Agreement has been duly executed and delivered on its behalf and constitutes a legal, valid, and binding obligation of such Party and is enforceable against it in accordance with its terms subject to the effects of bankruptcy, insolvency, or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity, whether enforceability is considered a proceeding at law or equity.

(iii)        It is not aware of any pending or threatened litigation (and has not received any communication) that alleges that its activities related to this Agreement have violated, or that by conducting the activities as contemplated herein it would violate, any person's intellectual property rights.

(iv)        All necessary consents, approvals, and authorizations of all regulatory and governmental authorities or other persons required to be obtained by it in connection with the execution and delivery of this Agreement and the performance of its obligations hereunder have been obtained.

(v)         The execution and delivery of this Agreement and the performance of its obligations hereunder (1) do not conflict with or violate any requirement of applicable law or regulation or any provision of its articles of incorporation, bylaws, limited partnership agreement, or any similar instrument, as applicable, in any material way, and (2) do not conflict with, violate, or breach or constitute a default or require any consent under, any contractual obligation or court or administrative order by which it is bound.

(vi)        It is duly organized and in good standing under the laws of its respective state of organization, and has full power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as it is contemplated to be conducted by this Agreement.

(vii)       In the event of any dispute, any deadlock among both parties, or any claim, question, or disagreement arising from or relating to this Agreement or the interpretation, performance or breach thereof, the Parties shall use their best efforts to settle the dispute, claim, question, or disagreement. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to the parties.

(viii)      If any dispute, any deadlock among the Parties, or any claim, question, or disagreement arises out of or relates to this Agreement, or to the interpretation, performance, or breach thereof, and if the dispute or deadlock is not resolved through negotiation, all such disputes, deadlocks, claims, questions, or differences shall be finally resolved by arbitration in Orlando, Florida.

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10.	ARBITRATION:

Any dispute arising over the terms and conditions of this Agreement or in any manner relating to this Agreement which the parties are unable to resolve informally between themselves or by mediation shall be submitted, upon the motion of either party, to arbitration under the appropriate rules of the American Arbitration Association ("AAA"). All such arbitration proceedings shall be administered by the AAA and held in Dallas, Texas. The parties agree that the decision of the arbitrator shall be final and binding as to each of them. The AAA administrative fee shall be advanced by the party initiating the proceeding, but shall be subject to final apportionment by the arbitrator. The arbitrator's fee shall be shared equally by the parties. The arbitrator's award may be enforced in any court having jurisdiction thereof. Prior to invoking arbitration, the parties will make a reasonable effort to settle any dispute in an informal and expeditious manner. The parties separately and specially agree that if either shall contend that this Agreement is invalid or that grounds exist for its rescission or cancellation, that any dispute concerning such contention shall be submitted to arbitration in the manner provided in this section. Each party shall bear such party's own attorneys' fees in any arbitration proceeding; however, if either party commences an action in court to compel arbitration, enforce an arbitration award, or otherwise seek by judicial means to secure compliance with the arbitration provisions of this Agreement, then the prevailing party shall be entitled to recover from the losing party the prevailing party's reasonable attorneys' fees and costs of suit incurred for such purpose.

11.	TRAINING:

Company will schedule and provide training classes regarding Company products for Company Pharmacists and Pharmacy Technicians.

12.	TERM OF THE AGREEMENT:

12.1         Generally. This contract shall remain in effect initially for the five (5) year term ("Initial Term") from the date signed and shall be automatically extended for one (1) year periods after the Initial Term ("Renewal Term") unless (i) either party provides written notice of its intention not to renew the Agreement within 180 days prior to any Renewal Term; or (ii) this Agreement is otherwise terminated pursuant to the terms of this Section 12.

12.2         Termination for Cause. In addition to termination under Section 12.1, either party may terminate this Agreement by giving written notice to the other party: (i) if the other party fails to perform or comply with this Agreement or any provision thereof (subject to the cure period described below); or (ii) if the other party becomes insolvent, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or becomes the subject of a petition under any bankruptcy act. Termination by Company under this Section 12.2 shall be effective sixty (60) days following Company's giving of notice to Distributor if the occurrence giving rise to the right of termination has not been cured, or immediately in the event of a breach of Section 6 regarding Non-Disclosure of Confidential Information or Section 7.1 regarding conduct injurious to Company's reputation.

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12.3         The rights and remedies of Company provided in this Section shall not be exclusive and are in addition to any other rights and remedies provided by law or this agreement.

13.	OBLIGATIONS AFTER TERMINATION:

In the event that this Agreement is terminated for any reason, both Parties acknowledge that there are certain obligations that they are required to fulfill, therefore the Parties agree that, upon termination of this Agreement:

13.1         Distributor Obligations. Distributor shall: (i) pay all valid outstanding and final invoices issued by Company within thirty (30) days after termination is effective; (ii) immediately cease all distribution, duplication, and representation of the Products and marketing literature; (iii) immediately cease all use of any Company trademarks, and not there after use any mark which is confusingly similar to any trademark associated with any Product; (iv) immediately cease all representation of an existing relationship with Company; and (v) within thirty (30) days deliver to Company copies of all customer records (electronic, paper or otherwise) related to the Products.

13.2         Company Obligations.

(i)          Immediately cease all representation of an existing relationship with Distributor;

(ii)         All medication inventory is owned by Smart RX Systems, Inc. only; and

(iii)        Distributor shall continue to receive Net Income per Customer location for so long as Customer continues to utilize the Products.

13.3         No Use of Products. From and after termination Distributor shall not use internally or employ any of the Products or related materials as a part, portion, or basis of any product which Distributor shall use, sell, sublicense, assign, lease, loan, license or transfer to any third party.

13.4         Survival. The terms of Sections 5, 6, and 13-23 shall survive any termination or expiration of this Agreement.

14.	NOTICES AND REQUESTS:

Notices required under this Agreement shall be deemed given (i) when delivered in writing personally, (ii) when sent by confirmed telex or facsimile, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a commercial overnight carrier, with written verification of receipt. All communications will be sent to the addresses set forth below (or such other address as either party may subsequently designate):

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Company:

Smart RX Systems, Inc.

Red Bug Lake Road, Suite 256

Winter Springs, Florida 32708

Distributor:

A3 Development Group, LLC 17521 Highway 69 South, Suite 120 Tyler, Texas 75703

15.	CONTROLLING LAW:

15.1         Generally. This Distributor Agreement shall be exclusively governed, construed, enforced and controlled by the laws of the United States of America and of the State of Texas. The parties agree that any controversy, claim, dispute, or disagreement arising under, out of, or relating to this Distributor Agreement shall be exclusively submitted for resolution exclusively to courts of competent jurisdiction located in the County of Orange, State of Florida, USA. Distributor consents and submits to the exclusive jurisdiction and venue of such courts for the resolution of such controversies, claims, disputes, or disagreements.

15.2         Service of Process. The Parties further agree that service of process in any such controversy, claim, dispute, or disagreement may be made by sending service by registered mail, return receipt requested, and the Parties expressly waive any other rights to service. If either party employs attorneys to enforce any rights arising out of or related to this Distributor Agreement, the party prevailing shall be entitled to recover reasonable attorneys' fees from the other party.

16.	MODIFICATION OF THE AGREEMENT:

This Distributor Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and merges all prior and contemporaneous communications. It shall not be modified except by a written agreement dated even herewith or subsequent hereto signed on behalf of Company and Distributor by their respective duly authorized representatives.

17.	SEVERABILITY; WAIVER; FORCE MAJEURE:

17.1         Severability. If any provision of this Agreement shall be found to be invalid or unenforceable for any reason, the remaining provisions nevertheless shall remain in full force and effect.

17.2         Waiver. Any waiver on the part of any parties hereto shall not imply the waiver of any other right or interest of such party, or any subsequent waiver.

17.3         Force Majeure. Except for failure to pay sums required under this Agreement, the parties hereto shall not be responsible for any failure or delay in the performance of any obligations hereunder caused by acts of God or the public enemy, flood, fire, natural disaster, war or preclusive acts of any governmental authority.

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18.	ATTORNEYS' FEES:

If either party employs attorneys to enforce any rights arising out of or related to this Distributor Agreement, the party prevailing shall be entitled to recover reasonable attorneys' fees and costs from the other party.

19.	BINDING EFFECT:

Subject to the limitations hereinbefore expressed, this Distributor Agreement will inure to the benefit of and shall be binding upon the parties, their successors, administrators, heirs, and assigns.

20.	NATURE OF RELATIONSHIP:

Nothing in this Agreement shall be construed as creating a joint venture, partnership, agency, employer/employee, or similar relationship between the Parties, or as authorizing either Party to act as the agent of the other. The Distributor's relationship to the Company is that of an independent contractor.

21.	NO IMPLIED WAIVER:

The failure of either Party to insist on strict performance of any covenant or obligation under this Agreement, regardless of the length of time for which such failure continues, shall not be deemed a waiver of such Party's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation under this Agreement shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

22.	COUNTERPARTS/ELECTRONIC SIGNATURES:

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. For purposes of this Agreement, use of a facsimile, e-mail, or other electronic medium shall have the same force and effect as an original signature.

23.	SEVERABILITY:

Whenever possible, each provision of this Agreement, will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provisions had never been contained herein.

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24.	HEADINGS:

Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

IN WITNESS HEREOF, the parties have hereunto set their hands and seals as of the date stated at the beginning of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original for all purposes, and together shall constitute one and the same document. Telecopied signatures shall be relied on as original signatures in all respects.

COMPANY:		DISTRIBUTOR:

SMART RX SYSTEMS, INC.,		A3 DEVELOPMENT GROUP, LLC,
a Florida corporation		a Texas limited liability company

By:	/s/ Sandeep Mathow	By:	/s/ Tracy W. Gunter
Name:	Sandeep Mathow	Name:	Tracy W. Gunter
Title:	Founder & CEO	Title:	Partner

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Exhibit A

Company Marks

trademarks, service marks, logos and trade names

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Exhibit B

Example

Pharmacy Management Services Agreements

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Exhibit C

Sales and Marketing Plans

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